UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29286/ May 26, 2010

_____
In the Matter of                      :
                                      :
CREDIT SUISSE ALTERNATIVE CAPITAL     :
   LONG/SHORT EQUITY MASTER FUND, LLC :
11 Madison Ave.                       :
13th Floor                            :
New York, NY 10010                    :
                                      :
(811-21739)                           :
                                      :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC filed an application on February 24, 2010, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 30, 2010, a notice of filing of the application was issued (Investment Company Act Release No. 29263).  The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered.  No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company.  Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.


                              Florence E. Harmon
                               Deputy Secretary